

April 1, 2014

Via E-mail
Blanca Bamaca
President
Guate Tourism Inc.
Aldea San Luis Tuimuj
San Marcos, Guatemala

> **Re: Guate Tourism, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed March 18, 2014**
> **File No. 333-193621**

Dear Ms. Bamaca:

   We have reviewed your response to our prior comment letter to you dated March 14, 2014 and have the following additional comments.

General

1. Please update your cash balance on pages 9, 16 and 18 to a more recent practicable date in each amendment.

Prospectus Summary, page 5

2. We note your response to our prior comment 3. Please revise the additional disclosure to clarify that only one of your officers, Ms. Bamaca, owns stock in the company.

You may contact Amy Geddes at (202) 551-3304 or Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Frederick C. Bauman, Esq.